

Mail Stop 7010

April 9, 2009

Mr. Darrell W. Crate
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, MA 01965

>   **RE: Affiliated Managers Group, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File #1-13459**

Dear Mr. Crate:

　　We have reviewed your response letter dated March 24, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Estimates and Judgments, page 39
Goodwill, page 40

1.　We note your response to our prior comment six. Given the significance of your goodwill balance, please revise future filings to specifically disclose each of the valuation inputs for your reporting units and to provide a sensitivity analysis of those inputs based upon reasonably likely changes.

Indefinite-Lived Intangible Assets and Definite-Lived Intangible Assets, page 40

2.　We note your response to our prior comment seven. Please revise future filings to include a more specific and quantified discussion of the significant assumptions used in your impairment analysis and to provide a sensitivity analysis of those assumptions based upon reasonably likely changes. In this regard, please also include a discussion regarding how current market conditions have impacted your assumptions.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief